Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on June 9, 2006.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APEX SILVER MINES LIMITED
(Exact name of registrant as specified in its charter)

Cayman Islands, British West Indies (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

Walker House
Mary Street
George Town, Grand Cayman
Cayman Islands, British West Indies
(345) 949-0050
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark A. Lettes
Chief Financial Officer
Apex Silver Mines Corporation
1700 Lincoln Street, Suite 3050
Denver, Colorado 80203
Telephone: (303) 839-5060
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to: Deborah J. Friedman Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 Telephone: (303) 892-9400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary Shares	350,000	$14.77	$5,169,500	$553.00

(1)
Estimated solely for the purpose of computing the registration fee. The proposed maximum offering price per share and maximum aggregate offering price for the shares being registered hereby are calculated in accordance with Rule 457(c) under the Securities Act of 1933 using the average of the high and low sales price per share of our ordinary shares on June 6, 2006, as reported on the American Stock Exchange.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 9, 2006

PROSPECTUS

350,000 ORDINARY SHARES

APEX SILVER MINES LIMITED

        The 350,000 ordinary shares, par value $0.01 per share, are hereby being registered for resale by certain Apex Silver Mines Limited shareholders. See "Selling Shareholders." The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares, in negotiated transactions or otherwise as set forth herein. See "Plan of Distribution."

        Our ordinary shares are traded on the American Stock Exchange under the symbol "SIL." On June 2, 2006, the last reported sales price of our ordinary shares on the American Stock Exchange was $15.04.

        Investing in the securities offered in this prospectus involves risk. See "Risk Factors" beginning on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June            , 2006.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES LAWS
FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
SELLING SHAREHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF ORDINARY SHARES
CERTAIN TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS

        As used in this prospectus, the terms "Apex Silver," "we," "our," "ours" and "us" may, depending on the context, refer to Apex Silver Mines Limited or to one or more of Apex Silver Mines Limited's predecessor's, subsidiaries and affiliates or to all of them taken as a whole. When we refer to "ordinary shares" throughout this prospectus, we include all rights attaching to our ordinary shares under any shareholder rights plan then in effect.

ii

WHERE YOU CAN FIND MORE INFORMATION

        The SEC allows us to incorporate by reference our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2005;

  2.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

  2.
  Our Current Reports on Form 8-K filed on January 9, January 27, February 13, February 27, March 10, and April 11, 2006.

  3.
  The description of the ordinary shares contained under the caption "Description of Ordinary Shares" in our registration statement on Form S-1, as amended (File No. 333-34685), and incorporated by reference into our registration statement on Form 8-A under the Securities Exchange Act of 1934 filed with the SEC on November 18, 1997.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to Igor Levental, Vice President Investor Relations and Corporate Development, Apex Silver Mines Limited, c/o Apex Silver Mines Corporation 1700 Lincoln St., Suite 3050, Denver, Colorado 80203, telephone (303) 764-9162.

        The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the related prospectus and in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

        This prospectus is pursuant to a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES LAWS

        Apex Silver is a Cayman Islands exempted company and some of our directors reside in jurisdictions outside of the United States. At any one time, all or a substantial portion of our assets and directors are or may be located in jurisdictions outside of the United States. Therefore, it could be difficult for investors to effect within the United States service of process on us or any of our directors who reside outside the United States. Further, it could be difficult to recover against us or such directors judgments of courts in the United States, including judgments based upon civil liability under U.S. federal securities laws and similar state laws. Notwithstanding the foregoing, we have irrevocably agreed that we may be served with process with respect to actions based on offers of the securities offered by this prospectus in the United States by serving Apex Silver Mines Corporation, 1700 Lincoln Street, Suite 3050, Denver, Colorado 80203, our U.S. agent appointed for that purpose.

        Walkers, our Cayman Islands counsel, has advised us that there may be circumstances where the courts of the Cayman Islands would not enforce:

  •
  judgments of U.S. courts obtained in actions against us or our directors that are not residents within the United States that are based upon the civil liability provisions of U.S. federal securities laws and similar state laws; or

  •
  original actions brought in the Cayman Islands against us or such persons based solely upon U.S. federal securities laws.

        There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement. There are grounds upon which Cayman Islands courts may not enforce judgments of U.S. courts. In addition, some remedies that are available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be allowed in Cayman Islands courts as being contrary to public policy.

FORWARD-LOOKING STATEMENTS

        Some information contained in or incorporated by reference into this prospectus may contain forward-looking statements. These statements include comments regarding our San Cristobal project, including development and construction plans, costs, grades, production and recovery rates, infrastructure arrangements, Bolivian political and economic conditions, financing needs, and the timing of construction and commencement of production at San Cristobal, exploration activities and the markets for silver, zinc and lead.

        The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe" and similar expressions are intended to identify uncertainties. We believe the expectations reflected in those forward-looking statements are reasonable. We cannot assure you, however, that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in, or incorporated by reference into, this report:

  •
  worldwide economic and political events affecting the supply of and demand for silver, zinc and lead;

  •
  political and economic instability in Bolivia and other countries in which we conduct business;

  •
  volatility in market prices for silver, zinc and lead;

  •
  financial market conditions;

  •
  uncertainties associated with developing a new mine, including potential cost overruns and the unreliability of production and cost estimates in early stages of mine development;

  •
  variations in ore grade and other characteristics affecting mining, crushing, milling and smelting operations and mineral recoveries;

  •
  geological, technical, permitting, mining and processing problems;

  •
  the availability, terms, conditions and timing of required government permits and approvals;

  •
  uncertainties regarding future changes in applicable law or implementation of existing law, including Bolivian laws related to tax, mining, environmental matters and exploration;

  •
  the availability, terms and timing of arrangements for smelting and variations in smelting operations and capacity;

  •
  the availability of experienced employees; and

  •
  the factors discussed under "Risk Factors."

        Many of those factors are beyond our ability to control or predict. You should not unduly rely on these forward-looking statements. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to Apex Silver and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

SUMMARY

        This summary contains basic information about us and the resale by shareholders of the Offered Shares. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the related notes and other information incorporated by reference in this prospectus, before making an investment decision.

Our Company

        Apex Silver Mines Limited, incorporated under the laws of the Cayman Islands in 1996, is engaged in the exploration and development of silver properties in Latin America. We have a large diversified portfolio of privately owned and controlled silver and other mineral exploration properties. We have rights to or control over claims or concessions covering a total of approximately 700,000 acres, divided into approximately 60 property groups, located in or near the traditional silver producing regions of Bolivia, Peru, Argentina and Mexico. None of our properties is in production, and consequently we have no operating income or cash flow.

        Our exploration efforts have produced our first development property, our 100% owned San Cristobal project located in southern Bolivia. Construction of the $600 million San Cristobal project is approximately half completed, and we expect to commence production during the second half of 2007. Based on our life-of-mine development plan completed in November 2004, we expect San Cristobal to produce an annual average of approximately 21 million contained ounces of silver, 438 million contained pounds of zinc and 148 million contained pounds of lead. San Cristobal's proven and probable reserves as of December 31, 2005, based on $6.28 per ounce silver, $0.49 per pound zinc and $0.36 per pound lead, total approximately 231 million tonnes of ore grading 63.1 grams per tonne of silver, 1.59% zinc and 0.58% lead, containing approximately 468 million ounces of silver, 8.08 billion pounds of zinc and 2.95 billion pounds of lead.

        We are managed by a team of seasoned mining professionals with significant experience in the construction, development and operation of large scale, open pit and underground, precious and base metals mining operations, as well as in the identification and exploration of mineral properties.

Business Strategy

        Apex Silver is one of a limited number of silver companies with significant exposure to other metals. Our strategy is to capitalize on the San Cristobal project and our sizeable portfolio of mineral exploration properties in order to achieve long-term profits and growth and to enhance shareholder value. Although our primary focus is on silver, we intend to produce other metals from deposits we may discover or acquire, including zinc, lead and gold. From time to time, we also consider acquisitions of development or producing properties and business combination opportunities.

        The principal elements of our business strategy are to:

  •
  complete the development of the San Cristobal project into a large-scale open-pit mining operation;

  •
  continue to explore and develop those properties which we believe are most likely to contain significant amounts of silver and/or other metals and divest those properties that are not of continuing interest; and

  •
  identify and acquire additional mining and mineral properties that we believe contain significant amounts of silver and/or other metals or have exploration potential.

Certain Tax Considerations

        We believe that we likely were a passive foreign investment company ("PFIC") with respect to 2004 and 2005, and likely will be a PFIC in 2006, as well as potentially with respect to future years. If we are a PFIC, U.S. Holders of ordinary shares will be subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. Holder who disposes or is deemed to dispose of ordinary shares at a gain, or who receives or is deemed to receive certain distributions with respect to ordinary shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed with respect thereto. The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of Apex Silver being classified as a PFIC. See "Certain U.S. Federal Tax Considerations."

Corporate Information

        Our principal executive office is located at 1700 Lincoln Street, Suite 3050, Denver, Colorado 80203, and our telephone number is (303) 839-5060. Our internet address is www.apexsilver.com. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

The Offering

        We are registering an aggregate of 350,000 ordinary shares ("Offered Shares") to be registered for sale by certain of our shareholders ("Selling Shareholders").

        The Offered Shares are issuable to the Selling Shareholders upon exercise of warrants held by the Selling Shareholders. The warrants were issued to the Selling Shareholders in connection with an offering of ordinary shares completed by Apex Silver in January 2004.

Use of Proceeds

        The Selling Shareholders will receive all proceeds from the resale of the ordinary shares offered by this prospectus. We will not receive any proceeds.

RISK FACTORS

        An investment in our ordinary shares involves a high degree of risk. Before purchasing any of our ordinary shares, you should consider carefully, in addition to the other information contained in, or incorporated by reference into, this prospectus, the risks set forth below. The risks we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business. In addition to historical information, the information in this prospectus contains "forward-looking" statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus.

  We have no history of production.

        We have no history of producing silver or other metals. The development of our San Cristobal project requires the construction and operation of mines, processing plants and related infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that we will successfully establish mining operations or profitably produce silver or other metals at any of our properties.

  We have a history of losses and we expect losses to continue for at least the next two years.

        As an exploration and development company that has no production history, we have incurred losses since our inception, and we expect to continue to incur additional losses until sometime after the startup of production at San Cristobal. As of March 31, 2006, we had an accumulated deficit of $225 million. There can be no assurance that we will achieve or sustain profitability in the future.

  The calculation of our reserves and other mineralization is subject to significant estimates.

        Unless otherwise indicated, reserves and other mineralization figures presented in our filings with the SEC, press releases and other public statements that may be made from time to time are based on estimates of contained silver and other metals made by independent geologists or our own personnel. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

  •
  these estimates will be accurate;

  •
  reserves and other mineralization figures will be accurate; or

  •
  reserves or mineralization could be mined and processed profitably.

        Since we have not commenced production on any of our properties, reserves and other mineralization estimates may require adjustments or downward revisions based on actual production experience. Extended declines in market prices for silver, zinc and lead may render portions of our reserves uneconomic and result in reduced reported reserves. Any material reductions in estimates of our reserves and other mineralization, or of our ability to extract these reserves or mineralization, could have a material adverse effect on our results of operations, financial condition and cash flows.

        We have not established the presence of proven or probable reserves at any of our mineral properties other than the San Cristobal project. There can be no assurance that subsequent testing or future feasibility studies will establish additional reserves at our properties. The failure to establish additional reserves could restrict our ability to successfully implement our strategies for long term growth beyond the San Cristobal project.

  The San Cristobal project is subject to risks including delays in completion and we may be unable to achieve anticipated production volume or manage cost increases.

        Completion of the development of the San Cristobal project is subject to various factors, including the availability, terms, conditions and timing of acceptable arrangements for transportation, construction and smelting; and the performance of our engineering and construction contractors, mining contractor, suppliers and consultants. The lack of availability on acceptable terms or the delay in any one or more of the other items listed above could also delay or prevent the development of San Cristobal as currently planned. In addition, labor disputes, including strikes, work stoppages and demonstrations, are common in Bolivia. We have experienced occasional work stoppages and demonstrations at San Cristobal in the past and expect that similar labor disputes may occur in the future from time to time. Further, completion of the development of the San Cristobal project may be compromised in the event of a prolonged decline in price levels for silver and zinc. There can be no assurance:

  •
  when or whether the San Cristobal project will be completed;

  •
  whether the resulting operations will achieve the anticipated production volume; or

  •
  that the construction costs and ongoing operating costs associated with the development of the San Cristobal project will not be higher than anticipated.

        We have never developed or operated a mine or managed a significant mine development project. We cannot assure you that the development of San Cristobal will be completed at the cost and on the schedule predicted, or that silver, zinc and lead grades and recoveries, production rates or anticipated capital or operating costs will be achieved.

        We believe that we have sufficient funds to complete the development of the San Cristobal project. If the actual cost to complete the project is significantly higher than currently expected, there can be no assurance that we will have sufficient funds to cover these costs or that we will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases, reduced silver and zinc prices or the failure to obtain necessary additional financing on acceptable terms, to complete the development of the San Cristobal project on a timely basis, or to achieve anticipated production capacity, could have a material adverse effect on our future results of operations, financial condition and cash flows.

        The successful development of the San Cristobal project is also subject to the other risk factors described herein.

  We depend on a single mining project.

        We anticipate that the majority, if not all, of any revenues for the next few years and beyond will be derived from the sale of metals mined at the San Cristobal project. Therefore, if we are unable to complete and successfully mine the San Cristobal project, our ability to generate revenue and profits would be materially adversely affected.

  Our success will depend on our ability to manage our growth.

        As we increase our development activity at San Cristobal, we are experiencing significant growth in our operations, which we expect to continue and accelerate over the next year and a half as we complete construction and anticipate the commencement of production in 2007. This growth has created and will continue to create new positions and responsibilities for management personnel and will substantially increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and manage our anticipated growth.

  Our profitability will be affected by changes in the prices of metals.

        Our profitability and long-term viability depend, in large part, on the market price of silver, zinc, lead and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  •
  global or regional consumption patterns;

  •
  supply of, and demand for, silver, zinc, lead and other metals;

  •
  speculative activities;

  •
  expectations for inflation; and

  •
  political and economic conditions.

        The aggregate effect of these factors on metals prices is impossible for us to predict. Decreases in metals prices in the past have delayed the development of the San Cristobal project and could in the future adversely affect our ability to finance the exploration and development of our other properties, which would have a material adverse effect on our financial condition, results of operations and cash flows. There can be no assurance that metals prices will not decline.

        The following table sets forth for the periods indicated (1) the Comex nearby active silver futures contract's high and low price of silver in U.S. dollars per troy ounce and (2) the London Metals Exchange's high and low settlement prices of zinc and lead in U.S. dollars per pound.

	Silver		Zinc		Lead
Year
	High	Low	High	Low	High	Low
2001	$4.83	$4.03	$0.48	$0.33	$0.24	$0.20
2002	5.13	4.22	0.42	0.33	0.24	0.18
2003	5.99	4.35	0.46	0.34	0.34	0.19
2004	8.29	5.49	0.56	0.42	0.45	0.29
2005	9.01	6.41	0.87	0.54	0.51	0.37
2006*	14.83	8.74	1.74	0.87	0.64	0.48

*
Through June 2, 2006

        The closing prices of silver, zinc and lead on June 2, 2006 were $12.16 per troy ounce, $1.62 per pound and $0.48 per pound, respectively.

  We may not be successful in hedging against metals price, currency and interest rate fluctuations; we expect to incur mark-to-market losses on our metals price hedges and could lose money through our hedging programs.

        We have entered into metals trading transactions to hedge against commodity and base metals price risks, using puts, calls and forward sales. The terms of our debt financing for the San Cristobal project require that we utilize various price hedging techniques to hedge a portion of the metals we plan to produce at San Cristobal. If we fail to maintain the minimum level of hedge transactions required by the terms of our debt financing for the San Cristobal project, our ability to draw additional amounts from the lenders may be adversely affected. These derivative positions represent 3.5%, 12.6% and 14.7% of planned life-of-mine payable production of silver, zinc and lead. For the three months ended March 31, 2006, we recorded $59 million in non-cash mark-to-market losses related to our metals derivative open positions, resulting from recent increases in the spot and forward prices for silver, zinc and lead. During the periods that the metal derivative positions are outstanding, gains and losses may fluctuate substantially from period to period based on spot prices, forward prices and quoted option volatilities.

        We expect to settle these hedges over time after the San Cristobal project is in production. If the completion of the project is delayed or if we are unable for any reason to deliver the quantity of metals required by the terms of the applicable forward sale, we may be required to settle the sales by purchasing silver, zinc or lead at spot prices. Depending on the price of the applicable metal at that time, the financial settlement of the forward sales could have a material adverse effect on our financial condition, results of operations and cash flows.

        We may also enter into transactions to hedge the risk of exposure to currency and interest rate fluctuations related to the development of the San Cristobal project in Bolivia or to exploration or development in other countries in which we incur substantial expenditures.

        Further, there can be no assurance that the use of hedging techniques will ultimately be to our benefit. Hedging instruments that protect against metals market price volatility may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production, which would cause us to record a mark-to-market loss, decreasing our revenues and profits. In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition, results of operations and cash flows.

  The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

        Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Competition for attractive mineral exploration properties is intense. Our strategy is to expand our reserves through a broad program of exploration. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  •
  establish ore reserves through drilling and metallurgical and other testing techniques;

  •
  determine metal content and metallurgical recovery processes to extract metal from the ore; and

  •
  construct, renovate or expand mining and processing facilities.

        If we discover ore, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights, or that our exploration programs will result in new proven and probable reserves in sufficient quantities to justify commercial operations at any of our properties, other than the San Cristobal project.

        We consider from time to time the acquisition of operating or formerly operating mines. Our decisions to acquire these properties are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metals prices and projected economic returns, and evaluations of existing or potential liabilities associated with the property and its operation. Our estimates and assumptions may turn out to be erroneous or incorrect. In addition, there is intense competition for attractive properties. Accordingly, there is no assurance that our acquisition efforts will result in profitable mining operations.

  Our profitability depends, in part, on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems and delays.

        None of our mineral properties, including the San Cristobal project, has an operating history upon which we can base estimates of future cash operating costs. Our decision to develop the San Cristobal project is based on feasibility studies. Decisions about the development of other projects in the future may also be based on feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metals prices. Our profitability will be affected by changes in the price of metals. Feasibility studies derive estimates of average cash operating costs based upon, among other things:

  •
  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  •
  anticipated recovery rates of silver and other metals from the ore;

  •
  cash operating costs of comparable facilities and equipment; and

  •
  anticipated climatic conditions.

        Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

        There are a number of uncertainties inherent in the development and construction of any new mine, including the San Cristobal project. These uncertainties include:

  •
  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  •
  the availability and cost of skilled labor, power, water and transportation;

  •
  the availability and cost of appropriate smelting and refining arrangements;

  •
  the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and

  •
  the availability of funds to finance construction and development activities.

        The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties, like the San Cristobal project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that our future development activities will result in profitable mining operations.

  Title to our mineral properties may be challenged.

        Our policy is to seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

  We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

        We derive the rights to some of our mineral properties from leaseholds or purchase option agreements which require the payment of rent or other installment fees. In addition, we must make annual mining patent payments to the Bolivian government totaling approximately $400,000 to maintain our concessions at San Cristobal. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. Some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. In addition, our ability to transfer or sell our rights to some of our mineral properties requires governmental approvals or third party consents, which may not be granted.

  We cannot insure against all of the risks associated with mining.

        The business of mining is subject to a number of risks and hazards, including:

  •
  adverse environmental effects;

  •
  industrial accidents;

  •
  labor disputes;

  •
  technical difficulties due to unusual or unexpected geologic formations;

  •
  failures of pit walls; and

  •
  flooding and periodic interruptions due to inclement or hazardous weather conditions.

        These risks can result in, among other things:

  •
  damage to, and destruction of, mineral properties or production facilities;

  •
  personal injury;

  •
  environmental damage;

  •
  delays in mining;

  •
  monetary losses; and

  •
  legal liability.

        Although we maintain, and intend to continue to maintain, insurance with respect to our operations and mineral properties within ranges of coverage consistent with industry practice, there can be no assurance that insurance will be available at economically feasible premiums. Insurance against environmental risks is not generally available. These environmental risks include potential liability for pollution or other disturbances resulting from mining exploration and production. In addition, not all risks associated with developing and producing silver, zinc, lead and other metals are included in coverage and some covered risks may result in liabilities which exceed policy limits. Further, we may elect to not seek coverage for all risks. The occurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on our financial condition, results of operations and cash flows.

  We may be subject to fines or other penalties in connection with an alleged violation of the Foreign Corrupt Practices Act.

        We have concluded, based on the results of an internal investigation conducted under the direction of our Audit Committee, that several senior employees of one of our South American subsidiaries were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004 in connection with an inactive, early stage exploration property that is not related to any of our active exploration or development properties. We contacted the Department of Justice ("DOJ") and SEC and reported the results of our internal investigation. We have been informed that the SEC has commenced an investigation with respect to these matters, including possible violations of the Foreign Corrupt Practices Act ("FCPA"). We are cooperating fully with the SEC investigation, and will cooperate with any investigation by the DOJ. There can be no assurance that governmental investigation of these matters will not conclude that violations of applicable laws have occurred. If we are found to have violated the FCPA or other applicable law, we may be subject to civil or criminal fines. We cannot predict the outcome of any investigations that may take place, including any fines or penalties that may be imposed.

  Our San Cristobal project and our exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

        We currently conduct exploration activities in countries with developing economies including Bolivia, Mexico and Peru in Latin America. These countries and other emerging markets in which we may conduct operations have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting operations in countries with developing economies, including:

  •
  political instability and violence;

  •
  war and civil disturbance;

  •
  expropriation or nationalization;

  •
  changing fiscal regimes;

  •
  fluctuations in currency exchange rates;

  •
  high rates of inflation;

  •
  underdeveloped industrial and economic infrastructure; and

  •
  unenforceability of contractual rights.

        Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and development activities could adversely affect our business. Our operations may be affected in varying degrees by government regulations with respect to, among other things:

  •
  production restrictions;

  •
  price controls;

  •
  export and import controls;

  •
  income and other taxes;

  •
  maintenance of claims;

  •
  environmental legislation;

  •
  foreign ownership restrictions;

  •
  foreign exchange and currency controls;

  •
  labor;

  •
  welfare benefit policies;

  •
  land use;

  •
  land claims of local residents;

  •
  water use; and

  •
  mine safety.

        We cannot accurately predict the effect of these factors. In addition, legislation in the United States regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our San Cristobal Project may be adversely affected by changes in government policies toward the mining industry.

        On May 1, 2006, President Evo Morales of Bolivia, who took office in January 2006, signed a decree which effectively nationalized Bolivia's hydrocarbon industry, ordering the country's armed forces to take control of all companies involved in the production, transport, refining or distribution of oil and gas. Although the previous owners of the companies have been permitted to continue operating, the nationalization decree provides that most revenues derived from the production and sale of hydrocarbons in Bolivia will be the property of the government. President Morales and others in his administration have made public statements regarding their desire to exert greater state control over all natural resource production in Bolivia, including mining.

        To date, there have been no formal proposals to nationalize the mining industry. The government may, however, alter its current policies with respect to the mining industry. If the San Cristobal Project were nationalized, we might be unable to recover any significant portion of our investment in the project. The government could also substantially increase mining taxes or require significant royalty payments, which could have a material adverse effect on the profitability of the San Cristobal Project. If as a result of changes in government policy, we did not complete construction of the San Cristobal Project, we could have substantial liabilities in connection with our hedge positions. We do not maintain political risk insurance to cover losses that we may incur as a result of nationalization, expropriation or similar events in Bolivia. The lenders, other than Corporacion Andina de Fomento, do, however maintain political risk insurance to cover their loan and hedge position exposures. Amounts payable with respect to such insurance would be payable directly to the lenders or hedge counterparties and would not cover any portion of our investment in the project.

  Our activities are subject to foreign environmental laws and regulations which may materially adversely affect our future operations.

        We conduct mineral exploration and development activities primarily in South America and Central America, and are most active in Bolivia, where the San Cristobal project is located, and Peru, Argentina and Mexico. With the development of San Cristobal, we also expect to conduct mining operations in Bolivia. These countries have laws and regulations which control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations will require us to acquire permits and other authorizations for certain activities. In many countries, including Bolivia, there is relatively new comprehensive environmental legislation, and the permitting and authorization processes may not be established or predictable. There can be no assurance that we will be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the development cost of our projects and could delay the commencement of production.

        Environmental legislation in many countries is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. In Bolivia, where there is relatively new environmental legislation, enforcement activities and strategies may be under development, and thus may not be predictable. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (1) necessitate significant capital outlays, (2) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects and (3) materially adversely affect our future operations.

        Many of our exploration and development properties are located in historic mining districts where prior owners may have caused environmental damage which may not be known to us or to the regulators. In most cases, we have not sought complete environmental analyses of our mineral properties and have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. To the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities would reduce our net cash flow and could have a material adverse effect on our financial condition and results of operations. If we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

  We compete against larger and more experienced companies.

        The mining industry is intensely competitive. Many of the largest mining companies are primarily producers of base metals, and may become interested in the types of silver deposits on which we are focused because these deposits typically are polymetallic, containing significant quantities of base metals including zinc, lead and copper. Many of these companies have greater financial resources, operational experience and technical capabilities than we have. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

  Our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and our financing arrangements.

        We conduct, and will continue to conduct, all of our operations through subsidiaries. Our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. Further, our debt financing for the San Cristobal project includes requirements that we satisfy certain debt service reserve or operating reserve requirements or meet debt payment obligations prior to payment to us of any dividends by our subsidiaries. Our subsidiaries' ability to pay dividends or make other distributions to us is also subject to their having sufficient funds to do so. If our subsidiaries are unable to pay dividends or make other distributions, our growth may be inhibited unless we are able to obtain additional debt or equity financing on acceptable terms. In the event of a subsidiary's liquidation, we may lose all or a portion of our investment in that subsidiary.

  We may not be able to raise the funds necessary to explore and develop our mineral properties.

        Although we believe that we have raised sufficient amounts to fund the expected cost of developing and constructing the San Cristobal project, we will need additional external financing to fund the exploration and development of our other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that such future financing will be available on acceptable terms, or at all. The failure to obtain financing would have a material adverse effect on our growth strategy and our results of operations and financial condition. The mineral properties that we are likely to develop are expected to require significant capital expenditures. There can be no assurance that we will be able to secure the financing necessary to retain our rights to, or to begin or sustain production at, our mineral properties.

  We may be unable to comply with the terms and covenants of the debt financing for our San Cristobal project.

        In December 2005, in order to finance construction and startup costs for the San Cristobal project, we entered into a $225 million project loan facility with several large financial institutions. At June 8, 2006, we had borrowed $80 million pursuant to the facility and expect to draw the remaining amounts as part of our funding for the construction of the project. Our obligations under the facility are secured by substantially all of the assets of certain of our subsidiaries, including our Bolivian subsidiary that holds the San Cristobal project. The terms of the loan facility obligate Apex Silver as well as certain of our subsidiaries, including our Bolivian subsidiary, to meet numerous ongoing conditions and covenants. These covenants include obligations related to the construction and operation of the project as well as certain financial covenants pertaining to Apex Silver and our subsidiaries. We already have been unable to meet certain conditions and covenants and have obtained temporary or permanent waivers from our lenders, and we may be unable to meet one or more conditions and covenants in the future. Failure to meet one or more of these conditions and covenants, or our inability to obtain waivers from our lenders in a timely fashion, could prevent us from future borrowing under the loan facility and could cause the lenders to declare us in default on our existing obligations. If such a default were declared and remained uncured, all borrowed amounts could become due and payable immediately. Since we currently have no operations or source of funds, there can be no assurance that we would be able to repay such amounts. If we are unable to repay the borrowed amounts or otherwise perform our obligations under the loan facility, the lenders may be entitled, in certain circumstances, to enforce their lien and take possession of the secured assets, including the assets that comprise the San Cristobal project.

  We depend on the services of key executives.

        We are dependent on the services of key executives including our chief executive officer and a small number of highly skilled and experienced executives and personnel focused on the development of the San Cristobal project. Due to the relatively small size of Apex Silver, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the San Cristobal project may delay or otherwise adversely affect the development of the San Cristobal project, which could have a material adverse effect on our business or future operations.

  The substantial control of Apex Silver by our directors, officers and 5% shareholders could have a significant effect in delaying, deferring or preventing a change in control of Apex Silver or other events which could be of benefit to our other shareholders.

        As of June 2, 2006, the directors and officers and 5% shareholders of Apex Silver beneficially owned approximately 22.5 million, or 38.6%, of our outstanding shares, assuming the conversion of currently exercisable options and warrants. This level of ownership by these persons could have a significant effect in delaying, deferring or preventing a change in control of Apex Silver or other events which could be of benefit to our other shareholders.

  Apex Silver and certain lower-tier subsidiaries will likely be treated as passive foreign investment companies for U.S. federal income tax purposes.

        We believe that we likely were a passive foreign investment company ("PFIC") with respect to 2004 and 2005, and likely will be a PFIC in 2006 as well as potentially with respect to future years. If we are a PFIC, U.S. holders of ordinary shares will be subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, a U.S. holder who disposes or is deemed to dispose of ordinary shares at a gain, or who receives or is deemed to receive certain distributions with respect to ordinary shares, generally will be required to treat such gain or distributions as ordinary income and pay an interest charge on the tax imposed with respect thereto. Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules for holders of ordinary shares (so-called "QEF elections" and "mark-to-market" elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of Apex Silver being classified as a PFIC.

        In addition, special adverse rules apply to U.S. holders of our shares for any year in which we are a PFIC and have a non-U.S. subsidiary that is also a PFIC (a "lower-tier PFIC"). As discussed below, we likely had a lower-tier PFIC for 2004 and 2005 and likely will have a lower-tier PFIC for 2006 and possibly later years. U.S. holders of ordinary shares generally will be deemed to own, and will be subject to the PFIC rules with respect to, their indirect ownership in any lower-tier PFIC. If we are a PFIC and a U.S. holder of ordinary shares does not make a so-called "QEF" election in respect of any lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or if the U.S. holder disposes of all or part of its ordinary shares. Moreover, a QEF election that is made for Apex Silver will not apply to a lower-tier subsidiary. While a separate QEF election may be made for a lower-tier PFIC in order to reduce the adverse impact of the PFIC rules for holders of ordinary shares with respect to that lower-tier PFIC, this election may accelerate the recognition of taxable income and may result in the recognition of ordinary income. In addition, any U.S. holder of ordinary shares who has made a mark-to-market election for Apex Silver could be subject to the PFIC rules with respect to income of the lower-tier PFIC, even though the value of the lower-tier PFIC already was subject to tax via mark-to-market adjustments.

        We previously disclosed that, for 2005 and all subsequent taxable years, the potential for our lower-tier subsidiaries to be classified as PFICs with respect to new investors could be substantially eliminated without adverse tax consequences. In connection with the completion of the debt financing for the San Cristobal project, however, we were required at the end of 2005 to contribute certain amounts to the Bolivian subsidiary that holds the principal assets associated with the project. Following the contribution of those amounts, that Bolivian subsidiary is earning significant interest income and consequently, we believe that subsidiary was a PFIC in 2005 and will likely be a PFIC in 2006. As a result, U.S. holders of ordinary shares may be subject to the adverse tax treatment described above.

        As to whether we may have owned lower-tier PFICs in prior years, in certain filings in years before 2006 we stated that we believed that (i) Apex Silver may have been a PFIC but (ii) none of our non-U.S. lower-tier subsidiaries had constituted PFICs. We now believe that certain of our non-U.S. lower-tier subsidiaries, including our Bolivian subsidiary that owns the San Cristobal project, constituted PFICs in certain prior years. As a result, there is a possibility that some shareholders may suffer adverse U.S. federal income tax consequences that arguably might not have been suffered had they been aware of the prior PFIC status of these lower-tier subsidiaries. Such shareholders may, however, be able to make retroactive elections in some cases that would mitigate any such adverse consequences. Moreover, under applicable proposed regulations, the fact that our lower-tier subsidiaries of any consequence may not have had earnings and profits for any taxable year since formation may arguably eliminate any such tax consequences in respect of prior taxable years.

        In the future, holders of our shares may claim that they have suffered adverse tax consequences for which they could have taken remedial action if they had been aware that such subsidiaries constituted PFICs. It is not possible for us to determine the number of shareholders, if any, that might make such a claim or to determine the merits or impact of such claims on us and whether such claims may be material to us.

SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership, as of June 2, 2006, by each of the Selling Shareholders. Apex Silver does not anticipate adding additional Selling Shareholders at a later time and as of the date of this prospectus, Apex Silver is not aware of any unidentified selling shareholders. The information in the table below is based upon information provided to us by the Selling Shareholders. Except as otherwise disclosed below, none of the Selling Shareholders has or within the past three years has had, any position, office or other material relationship with us.

        Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the Offered Shares.

        Each of the Selling Shareholders have informed us that such shareholder is not a broker-dealer and is not affiliated with a broker-dealer. The percentage of the class to be owned by each security holder after completion of the offering will be less than 1%.

Name	Number of Shares Beneficially Owned Prior to this Offering	Shares Offered in this Offering	Number of Shares Beneficially Owned after this Offering(1)
Smithfield Fiduciary LLC(2)(3)	315,000	300,000	15,000
Robert M. Newman, Jr.(3)	50,000	50,000	0

(1)
For purposes of calculating shares beneficially owned after this offering, it is assumed that all the Offered Shares have been sold pursuant to this offering. The Selling Shareholders may have sold, transferred or otherwise disposed of all or a portion of their Offered Shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

(2)
Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and Highbridge International LLC and has voting control and investment direction over securities held by Smithfield Fiduciary LLC and Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Smithfield Fiduciary LLC and Highbridge International LLC.

(3)
All shares shown in the table represent warrants to acquire ordinary shares. The Offered Shares represent warrants to acquire 350,000 ordinary shares which were issued as compensation to placement agents in connection with an equity offering by Apex Silver in January 2004. Smithfield Fiduciary LLC purchased the warrants from the placement agents in March 2006.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of Apex Silver ordinary shares by the Selling Shareholders.

PLAN OF DISTRIBUTION

        The Selling Shareholders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the Offered Shares in non-sale transfers, may sell the Offered Shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

        The Offered Shares may be sold in one or more transactions:

  •
  at fixed prices;

  •
  at prevailing market prices at the time of sale;

  •
  at varying prices determined at the time of sale; or

  •
  at negotiated prices

        These sales may be effected in transactions, which may involve block transactions, in the following manner:

  •
  on any national securities exchange or quotation service on which Apex Silver's ordinary shares may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions other than these exchanges or services or in the over-the-counter market; or

  •
  through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise.

        The Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Offered Shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

        The aggregate proceeds to the Selling Shareholders from the sale of the Offered Shares will be the purchase price of the shares less any discounts and commissions. Apex Silver will not receive any of the proceeds from the resale of the Offered Shares by the Selling Shareholders.

        In order to comply with the securities laws of some jurisdictions, if applicable, the Selling Shareholders may sell the Offered Shares in some jurisdictions through registered or licensed broker-dealers.

        The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Offered Shares may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Offered Shares must be underwriting discounts and commissions permitted under the Securities Act. The Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        We will bear the expenses incurred in association with the filing of this registration statement.

DESCRIPTION OF ORDINARY SHARES

        The following summarizes certain provisions of our Memorandum of Association (the "Memorandum") and the Articles of Association, as amended (the "Articles"). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Memorandum and the Articles, including the definitions thereof to certain terms. Copies of the Memorandum and Articles will be provided upon request.

General

        The authorized share capital of the company consists of 175,000,000 ordinary shares, par value $0.01 per share, of which 58,408,400 shares were outstanding as of June 2, 2006 and 25,000,000 preference shares, par value $0.01 per share, of which none are outstanding.

Shares

        There are no provisions of Cayman Islands law or Apex Silver's Articles of Association which impose any limitation on the rights of shareholders to hold or vote ordinary shares by reason of their not being resident of the Cayman Islands.

  Dividend Rights

        Holders of ordinary shares are entitled to receive dividends ratably when and as declared by the board of directors out of funds legally available therefor.

  Liquidation

        In the event of any dissolution, liquidation or winding up of Apex Silver, whether voluntary or involuntary, after there shall have been paid or set aside for payment to the holders of any outstanding shares ranking senior to the shares as to distribution on liquidation, distribution or winding up, the full amount to which they shall be entitled, the holders of the then outstanding ordinary shares shall be entitled to receive, pro rata according to the number of ordinary shares registered in the names of such shareholders, any of our remaining assets available for distribution to our shareholders; provided, if, at such time, the holder of ordinary shares has any outstanding debts, liabilities or engagements to or with us (whether presently payable or not, either alone or jointly with any other person, whether a shareholder or not (including, without limitation, any liability associated with the unpaid purchase price of such ordinary shares)), the liquidator appointed to oversee our liquidation shall deduct from the amount payable in respect of such ordinary shares the aggregate amount of such debts, liabilities and engagements and apply such amount to any of such holder's debts, liabilities or engagements to or with us (whether presently payable or not). The liquidator may distribute, in kind, to the holders of the ordinary shares remaining assets or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or entity and receive payment therefor in cash, shares or obligations of such other corporation, trust or entity or any combination thereof, and may sell all or any part of the consideration so received, and may distribute the consideration received or any balance or proceeds thereof to holders of the ordinary shares.

  Voting Rights

        The Articles provide that the quorum required for a general meeting of the shareholders is not less than one shareholder present in person or by proxy holding more than 50 percent of the issued and outstanding shares entitled to vote at such meeting. Subject to applicable law and any provision of the Articles requiring a greater majority, we may from time to time by special resolution alter or amend the Memorandum or Articles; voluntarily liquidate, dissolve or wind-up our affairs; reduce our share capital or any capital, redemption or reserve funds, or any share premium account; or change our name or alter our objects.

        Each shareholder is entitled to one vote per share on all matters submitted to a vote of shareholders at any such meeting. All matters, including the election of directors, voted upon at any duly held shareholders' meeting shall be carried by ordinary resolution, except (i) approval of a merger, consolidation or amalgamation which requires (in addition to any regulatory or court approvals) the approval of at least seventy-five percent of the outstanding voting shares, voting together as a single class; (ii) any matter that must be approved by special resolution, including any amendment of the Memorandum and Articles; and (iii) as otherwise provided in the Articles. A special resolution requires the approval of at least two-thirds of the votes cast by holders of the outstanding voting shares voting together as a single class represented in person or by proxy at a duly convened meeting. An ordinary resolution requires the approval of a simple majority of votes cast at a meeting of shareholders represented in person or by proxy.

        The Articles provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of shares we have issued having a preference over the ordinary shares as to dividends or upon liquidation to elect directors in specified circumstances, extraordinary general meetings of the shareholders may be called only by (i) the directors or (ii) at the request in writing of shareholders owning at least 20 percent of the outstanding shares generally entitled to vote.

        The ordinary shares have noncumulative voting rights, which means that the holders of a majority of the ordinary shares may elect all of our directors and, in such event, the holders of the remaining ordinary shares will not be able to elect any directors. Our board of directors is presently divided into three classes, of three directors each. At present, each class is elected for a term of three years, with the result that shareholders will not vote for the election of a majority of directors in any single year. Pursuant to the Articles, directors may be removed by the shareholders only with the vote of 80 percent of the outstanding shares generally entitled to vote. The classified board provision and the removal of directors by shareholder provision can only be amended with the vote of 80 percent of the outstanding shares generally entitled to vote.

        This classified board provision could prevent a party who acquires control of a majority of the outstanding voting power from obtaining control of the board of directors until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

  Preemptive Rights

        No holder of our outstanding shares shall, by reason of such holding, have any preemptive rights to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

  Transfer of Shares

        The Articles also provide that the board of directors may suspend the registration of transfers of ordinary shares for such periods as the board of directors may determine, but shall not suspend the registration of transfers for more than 40 days.

Other Class or Series of Shares

        The Articles authorize the directors to create and issue one or more classes or series of shares and determine the rights and preferences of each such class or series, to the extent permitted by the Articles and applicable law. There are no other classes or series of shares outstanding.

Transfer Agent

        Our registrar and transfer agent for all ordinary shares is American Stock Transfer & Trust Company.

Differences in Corporate Law

        The Companies Law (2004 Revision) (the "Companies Law") of the Cayman Islands is modeled after that of England, and differs in certain respects from such laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Law (including such modifications thereto adopted pursuant to the Articles) applicable to us which differ from provisions generally applicable to United States corporations and their shareholders. These statements are a brief summary of certain significant provisions of the Companies Law and, as such, do not deal with all aspects of every law that may be relevant to corporations and their shareholders.

  Interested Directors

        Our Articles provide that any transaction we enter into in which a director has an interest is not voidable by us nor can such director be liable to us for any profit realized pursuant to such transaction. A director having an interest in a transaction is entitled to vote in respect of such transaction provided the nature of the interest is disclosed at or prior to the vote on such transaction.

  Mergers and Similar Arrangements

        We may acquire the business of another company and carry on such business when it is within the objects of the Memorandum. The approval of the holders of at least 75 percent of the outstanding shares entitled to vote, voting together as a single class, at a meeting called for such purpose is required for us to (i) merge, consolidate or amalgamate with another company, (ii) reorganize or reconstruct us pursuant to a plan sanctioned by the Cayman Islands courts or (iii) sell, lease or exchange all or substantially all of our assets, except in the case of a transaction between us and any entity which we, directly or indirectly, control. In order to merge or amalgamate with another company or to reorganize and reconstruct itself, as a general rule, the relevant plan would need to be approved in accordance with the provisions of the Companies Law by the holders of not less than 75 percent of the votes cast at a general meeting called for such purpose and thereafter sanctioned by the Cayman Islands court. In respect of such a court sanctioned reorganization, while a dissenting shareholder may have the right to express to a Cayman Islands court his view that the transaction sought to be approved would not provide the shareholders with the fair value of their shares, (i) the court ordinarily would not disapprove the transaction on that ground absent other evidence of fraud or bad faith, and (ii) if the transaction were approved and consummated, the dissenting shareholder would have no rights comparable to the appraisal rights (as here defined, rights to receive payment in cash for the judicially determined value of their shares) ordinarily available to dissenting shareholders of Untied States corporations.

  Shareholders' Suits

        There does not appear to be any history of either a class action or a derivative action ever having been brought by shareholders in the Cayman Islands courts. There has, however, until recently been no official law reporting in the Cayman Islands and actions subject to the Confidential Relationships (Preservation) Law of 1976, as amended, are held in closed court. However, in this regard, the Cayman Islands courts ordinarily would be expected to follow English precedent, which would permit a minority shareholder to commence an action against or a derivative action in the name of the corporation only (i) where the act complained of is alleged to be beyond the corporate power of the corporation or illegal, (ii) where the act complained of is alleged to constitute a fraud against the minority perpetrated by those in control of the corporation, (iii) where the act requires approval by a greater percentage of the corporation's shareholders than actually approved it, or (iv) where there is an absolute necessity to waive the general rule that a shareholder may not bring such an action in order that there not be a denial of justice or a violation of the corporation's memorandum of association.

  Indemnification; Exculpation

        Cayman Islands law does not limit the extent to which a company's Articles of Association may provide for the indemnification of officers and directors, except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy (for instance, for purporting to provide indemnification against the consequences of committing a crime). In addition, an officer or director may not be indemnified for fraud or willful default.

        Our Articles contain provisions providing for the indemnity by us of an officer, director, consultant, employee or agent of ours for threatened, pending or contemplated actions, suits or proceedings, whether civil, criminal, administrative or investigative (including, without limitation, an action by or the right of the company), brought against such indemnified person by reason of the fact that such person was an officer, director, consultant, employee or agent of ours. In addition, the board of directors may authorize us to purchase and maintain insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the Articles.

        We also purchase directors and officers liability insurance from third parties for our directors and officers. Our Articles provide that our directors and officers shall have no liability (i) for the acts, receipts, neglects, defaults or omissions of any other such director or officer or agent of ours, or (ii) by reason of his having joined in any receipt for money not received by him personally, or (iii) for any loss on account of defect of title to any of our property, or (iv) on account of the insufficiency of any security in or upon which any money of ours shall be invested, or (v) for any loss incurred through any bank, broker or other agent, or (vi) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on his part, or (vii) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of his office or in relation thereto, unless the same shall happen through his own dishonesty.

  Inspection of Books and Records

        Shareholders of a Cayman Islands company have no general rights to inspect or obtain copies of the list of shareholders or corporate records of a corporation.

Anti-Takeover Effects of Articles of Association

        The Articles contain certain provisions that make more difficult the acquisition of control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with the directors. The directors believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with the directors. The directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

        In addition to those provisions of the Articles discussed above, set forth below is a description of other relevant provisions of the Articles. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Articles.

  Shareholder Action by Written Consent

        Cayman law permits shareholders to act by unanimous written consent.

  Availability of Our Ordinary Shares for Future Issuances

        The availability for issue of shares by our directors without further action by shareholders (except as may be required by applicable stock exchange requirements) could be viewed as enabling the directors to make more difficult a change in control of us, including by issuing warrants or rights to acquire shares to discourage or defeat unsolicited share accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter share ownership of persons seeking to obtain control of us. We have no present plan to issue any shares other than shares to be issued in this offering, shares which may be issued upon conversion of our Convertible Senior Subordinated Notes due 2024 and shares which possibly may be issued pursuant to employee benefit plans.

  Shareholder Proposals

        The Articles provide that if a shareholder desires to submit a proposal for consideration at an annual general meeting or extraordinary general meeting, or to nominate persons for election as directors, written notice of such shareholder's intent to make such a proposal or nomination must be given and received by our secretary at our principal executive offices not later than (i) with respect to an annual general meeting, 60 days prior to the anniversary date of the immediately preceding annual general meeting and (ii) with respect to an extraordinary general meeting, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to shareholders. The notice must describe the proposal or nomination in sufficient detail for a proposal or nomination to be summarized on the agenda for the meeting and must set forth (i) the name and address of the shareholder, (ii) a representation that the shareholder is a holder of record of our shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination, and (iii) the class and number of our shares which are beneficially owned by the shareholder. In addition, the notice must set forth the reasons for conducting such proposed business at the meeting and any material interest of the shareholder in such business. In the case of a nomination of any person for election as a director, the notice shall set forth: (i) the name and address of any person to be nominated; (ii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons; (iii) such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act, whether or not we are then subject to such Regulation; and (iv) the consent of each nominee to serve as a director, if so elected. The presiding officer of the annual general meeting or extraordinary general meeting shall, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.

        The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

CERTAIN TAX CONSIDERATIONS

United States Federal Income Taxation

        The following discussion is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of ordinary shares. This discussion does not address special situations that may apply to particular holders including, but not limited to, holders subject to the U.S. federal alternative minimum tax, U.S. expatriates, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) 10 per cent or more of our ordinary shares, U.S. Holders whose "functional currency" is not the U.S. dollar and persons who hold ordinary shares in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction. The following discussion also does not apply to tax-exempt entities except to the extent that certain matters are specifically addressed. This discussion does not address the tax consequences to U.S. Holders of ordinary shares under any state, local, foreign and other tax laws.

        The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below.

        As discussed in more detail below, we believe that we likely were a passive foreign investment company ("PFIC") with respect to 2004 and 2005, and likely will be a PFIC in 2006 as well as potentially with respect to future years. If we are a PFIC, U.S. Holders of ordinary shares will be subject to certain adverse tax rules (the "PFIC rules"), which are described below. The PFIC rules are extremely complex, and prospective investors are urged to consult their own tax advisers regarding the potential consequences to them of us being classified as a PFIC.

        As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares that is a partnership and partners in such partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ordinary shares.

        This discussion is limited to holders of the ordinary shares who will hold the ordinary shares as capital assets.

        Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of ordinary shares, including the tax consequences under any state, local, foreign and other tax laws.

The Passive Foreign Investment Company Rules

  Classification as a PFIC

        We believe that we likely were a PFIC with respect to 2004 and 2005, and likely will be a PFIC with respect to 2006 as well as potentially with respect to future years. We will be a PFIC for any taxable year if either 75 percent or more of our gross income for the taxable year is "passive" income or the average portion of our assets during the taxable year that produce "passive" income or are held for the production of "passive" income is at least 50 percent.

        We will likely be a PFIC with respect to 2006 and potentially with respect to future years because we expect to earn significant passive income from investments prior to our commencement of substantial mining operations. In addition, we may constitute a PFIC even after we begin to generate significant income from mining and processing operations.

        If we are classified as a PFIC for any taxable year during any part of which a U.S. Holder owns ordinary shares, the U.S. Holder generally will be required to continue to treat us as a PFIC even if we cease to be a PFIC in a future year. We do not intend to make or issue to U.S. Holders of ordinary shares determinations as to our PFIC status, or the PFIC status of any lower-tier subsidiary, for any taxable year.

  Consequences of PFIC Status

        If we are treated as a PFIC for any taxable year during any part of which a U.S. Holder owns ordinary shares, the U.S. Holder generally will be subject to a special tax regime in respect of "excess distributions." Excess distributions generally will include dividends or other distributions on the ordinary shares in any taxable year to the extent the amount of such distributions exceeds 125 percent of the average distributions for the three preceding years or, if shorter, the investor's holding period. In addition, gain on a sale or other disposition of ordinary shares generally will be treated as an excess distribution. For this purpose, certain transfers of ordinary shares that otherwise would qualify as tax free will be treated as taxable dispositions.

        As discussed in more detail below under "Taxation of U.S. Holders of Ordinary Shares—Qualified Electing Fund Election" and "—Mark-to-Market Election", there are two alternative taxation regimes for PFICs that may be elected by U.S. Holders in respect of ordinary shares, subject to certain conditions.

  Tax Treatment of Excess Distributions

        Under the PFIC rules, a U.S. Holder will be required to allocate any excess distributions with respect to ordinary shares to each day during the U.S. Holder's holding period for the ordinary shares on a straight line basis. Any portion of the excess distribution that is allocable to the current year or to periods in the U.S. Holder's holding period before we became a PFIC will be included in the U.S. Holder's gross income for the current year as ordinary income. Any portion of an excess distribution that is allocable to any other year will be taxable at the highest rate of taxation applicable to ordinary income for that year, without regard to the U.S. Holder's other items of income and loss for such year; and this tax will be increased by an interest charge computed by reference to the periods to which the tax is allocable and based on the rates generally applicable to underpayments of tax. Any such interest charge generally will be non-deductible interest expense for individual taxpayers.

  Tax Exempt Holders

        Distributions with respect to ordinary shares held by, and gain from a sale of ordinary shares by, a U.S. Holder that is exempt from U.S. federal income taxation, such as a tax exempt charitable organization, pension fund or an individual retirement account, will not be taxed as an "excess distribution" unless a dividend with respect to our ordinary shares would be taxable to the tax exempt U.S. Holder.

  Lower-Tier PFICs

        If we are a PFIC and if one or more of our non-U.S. corporate subsidiaries were treated as a PFIC ("lower-tier PFICs"), U.S. Holders of ordinary shares would be considered to own, and also would be subject to the PFIC rules with respect to, their proportionate share of the lower-tier PFIC stock that we own, regardless of the percentage of their ownership in us. In such circumstances a U.S. Holder of ordinary shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions. See "Taxation of U.S. Holders of Ordinary Shares—Lower-Tier PFICs."

Taxation of U.S. Holders of Ordinary Shares

  Taxation of Dividends

        We do not expect to make distributions on the ordinary shares in the foreseeable future. However, if we were to make a distribution on the ordinary shares, and if a U.S. Holder's holding period for its ordinary shares includes any portion of a taxable year for which we were a PFIC, the portion of the distribution payable to the U.S. Holder may be taxed as an "excess distribution" under the PFIC rules, unless the U.S. Holder timely makes a QEF election or mark-to-market election (described below) in respect of its ordinary shares.

        Apart from any portion of a distribution that constitutes an "excess distribution," distributions paid by us will be taxable as ordinary foreign source dividend income upon receipt to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If we are a PFIC, such distributions will not be eligible for the reduced rates of tax applicable to qualified dividend income. Distributions paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Dividends paid by us generally will be treated as "passive income" or, in the case of certain holders for taxable years beginning before January 1, 2007, "financial services income" for U.S. foreign tax credit purposes.

  Taxation of Gains on Sale or Other Disposition

        If a U.S. Holder's holding period for its ordinary shares includes any portion of a taxable year for which we were a PFIC, any gain realized by the U.S. Holder on a sale or other disposition of the ordinary shares will be taxed as an "excess distribution" under the PFIC rules, unless the U.S. Holder is eligible to and timely makes a QEF election or a mark-to-market election (described below) with respect to the ordinary shares.

        If we are not treated as a PFIC at any time during which a U.S. Holder owns ordinary shares, the U.S. Holder will recognize capital gain or loss on a sale or other disposition of the ordinary shares, which will constitute long-term capital gain or loss if the holding period for the ordinary shares exceeds one year at the time of disposition. Such gain or loss will generally be U.S. source gain or loss.

  Qualified Electing Fund Election

        The special PFIC rules described above for "excess distributions" will not apply to a U.S. Holder if the U.S. Holder makes a qualified electing fund or "QEF" election for the first taxable year of the U.S. Holder's holding period for the ordinary shares during which we are a PFIC and we comply with specified reporting requirements. A QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer's federal income tax return for the year.

        A U.S. Holder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain for each of our taxable years in which we qualify as a PFIC and as to which the QEF election is effective, regardless of whether the U.S. Holder receives any distributions from us. The U.S. Holder's basis in its ordinary shares will be increased to reflect the U.S. Holder's taxed but undistributed income. Distributions of income that previously have been taxed will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to the U.S. Holder.

        Upon request, we will endeavor to provide to a U.S. Holder no later than ninety days after the request the information that is required to make a QEF election. A U.S. Holder who makes a QEF election must provide to the IRS an annual information statement which, upon request from a U.S. Holder, we will furnish within ninety days after the request. A QEF election applies to all future years of an electing U.S. Holder, unless revoked with the IRS's consent.

  Mark-to-Market Election

        If we are a PFIC, a U.S. Holder of ordinary shares may elect under the PFIC rules to recognize any gain or loss on its ordinary shares on a mark-to-market basis at the end of each taxable year, so long as the ordinary shares are regularly traded on a qualifying exchange. The mark-to-market election under the PFIC rules is an alternative to the QEF election. The mark-to-market election must be made by the due date (as may be extended) for filing the taxpayer's federal income tax return for the first year in which the election is to take effect.

        If a mark-to-market election under the PFIC rules is made, the "excess distribution" rules will not apply to amounts received with respect to the ordinary shares from and after the effective time of the election, and any mark-to-market gains or gains on disposition will be treated as ordinary income for any year in which we are a PFIC. However, if a U.S. Holder of ordinary shares makes the mark-to-market election for ordinary shares to take effect after the beginning of the U.S. Holder's holding period for the ordinary shares, mark-to-market gains for the first year in which the election applies will be taxed as "excess distributions." Mark-to-market losses and losses on disposition will be treated as ordinary losses to the extent of the U.S. Holder's prior net mark-to-market gains. Losses in excess of prior net mark-to-market gains will generally not be recognized.

        A mark-to-market election under the PFIC rules applies to all future years of an electing U.S. Holder during which the stock is regularly traded on a qualifying exchange, unless revoked with the IRS's consent.

  Lower-Tier PFICs

        If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders of ordinary shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. Holder of ordinary shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. Holder disposes of all or part of its ordinary shares. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than ninety days after the request the information that may be required to make a QEF election with respect to the lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to ordinary shares would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. Holders of ordinary shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules in respect of the ordinary shares and made a QEF election in respect of a lower-tier PFIC, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their own tax advisers regarding the issues raised by lower-tier PFICs.

        In connection with the completion of the debt financing for the San Cristobal project we were required to contribute certain amounts to the Bolivian subsidiary that holds the principal assets associated with the project. Following the contribution of those amounts, that Bolivian subsidiary is earning significant interest income and, as a result, we believe that subsidiary constituted a PFIC in 2005 and will likely constitute a PFIC in 2006. We can provide no assurance that one or more of our other lower-tier subsidiaries will not be classified as a PFIC in respect of any year.

  Reporting

        A U.S. Holder who owns ordinary shares during any year that we are a PFIC must file an IRS Form 8621 in respect of such ordinary shares.

Non-U.S. Holders

        An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any dividends received on ordinary shares unless (1) the investor has an office or other fixed place of business in the United States to which the dividends are attributable and the dividends are either derived in the active conduct of a banking, finance or similar business in the United States or the investor is a non-U.S. corporation the principal business of which consists of trading in stocks or securities for its own account, or (2) the investor is a foreign insurance company that conducts business in the United States and the dividends are attributable to that business.

        An investor who is not a U.S. Holder will not be subject to U.S. federal income tax on any gain realized on a sale or other disposition of ordinary shares unless (1) the investor is engaged in the conduct of a trade or business in the United States and the gain is effectively connected with that trade or business, or (2) the investor is an individual who is present in the U.S. for 183 days or more during the taxable year in which the gain is realized and other specified conditions are met.

United States Information Reporting and Backup Withholding

        Dividend payments made to a U.S. Holder of ordinary shares and proceeds of a sale or other disposition of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

        Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

LEGAL MATTERS

        Certain Cayman Islands legal matters, including the validity of the securities offered by this prospectus, will be passed upon for us by Walkers, Grand Cayman, Cayman Islands.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Reserves for the San Cristobal project were calculated by Mine Reserves Associates, Inc. All such figures are included herein in reliance upon the authority of that firm as experts in such matters.

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

APEX SILVER MINES LIMITED

350,000 ORDINARY SHARES

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. We will pay all expenses in connection with the issuance and distribution of the securities being registered.

Registration Fee—Securities and Exchange Commission	$553

Legal Fees and Expenses	5,000	*

Accounting Fees and Expenses	5,000	*

Miscellaneous	1,000	*
Total	$11,553	*

*
Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Our Articles of Association provide that that we must indemnify our directors, officers, employees and agents in connection with the defense of any civil legal proceedings concerning our company or its affairs, except in the case of willful default or fraud by such person. To the extent that we are permitted to do so, we intend to give an indemnity to each of our directors and to arrange for the liabilities under these indemnities to be covered. We have directors' and officers' insurance for our directors, officers and some employees for specified liabilities. We have entered into indemnification agreements with each of our directors which require us to indemnify the director to the full extent of the law.

        The limitation of liability and indemnification provisions in our Memorandum of Association and Articles of Association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholders' investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 of this registration statement or otherwise may be permitted, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

Exhibit No.	Description of Exhibit
4.1	Amended and Restated Memorandum of Association(1)
4.2	Amended and Restated Articles of Association(1)
4.3	Specimen of Certificate Representing the Company's Ordinary Shares, par value U.S. $0.01(2)
5.1	Opinion of Walkers
23.1	Consent of Walkers (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Mine Reserves Associates, Inc.
24.1	Power of Attorney (included on signature page of this registration statement)

(1)
Attached as an exhibit to the Quarterly Report on Form 10-Q filed on August 8, 2005.

(2)
Incorporated by reference to our Registration Statement on Form S-1, as amended, filed with the SEC on August 29, 1997 (File No. 333-34685).

ITEM 17. UNDERTAKINGS.

        (a)   We hereby undertake:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (Securities Act);

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

            Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of this Registration Statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

            (i)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

            (ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Denver, State of Colorado, on June 8, 2006.

APEX SILVER MINES LIMITED
By:	/s/ JEFFREY G. CLEVENGER
Name:	Jeffrey G. Clevenger
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Jeffrey G. Clevenger and Mark A. Lettes, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-3, and to file the same with all exhibits and schedules thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFREY G. CLEVENGER Jeffrey G. Clevenger	President and Chief Executive Officer (Principal Executive Officer) and Director	June 8, 2006
Harry M. Conger	Director
/s/ OVE HOEGH Ove Hoegh	Director	June 8, 2006
/s/ KEITH R. HULLEY Keith R. Hulley	Director	June 8, 2006
/s/ KEVIN R. MORANO Kevin R. Morano	Director	June 8, 2006
/s/ TERRY M. PALMER Terry M. Palmer	Director	June 8, 2006

S-1

/s/ CHARLES B. SMITH Charles B. Smith	Director	June 8, 2006
Paul Soros	Director
/s/ MARK A. LETTES Mark A. Lettes	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 8, 2006
/s/ ROBERT P. VOGELS Robert P. Vogels	Vice President and Controller (Principal Accounting Officer)	June 8, 2006

S-2

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Walkers
23.1	Consent of Walkers (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Mine Reserves Associates, Inc.